Exhibit 99.1

TD Bank Group Comments on Expected Impact of the Charles Schwab Corporation's First Quarter Earnings

TORONTO, April 19, 2022 /CNW/ - TD Bank Group (the "Bank") announced today that it expects The Charles Schwab Corporation's ("Schwab") first quarter earnings to translate into approximately CDN $202 million of reported equity in net income of an investment in Schwab for the Bank's fiscal 2022 second quarter. Excluding acquisition-related charges of approximately CDN $12 million after-tax and amortization of acquired intangibles of approximately CDN $34 million after-tax, adjusted equity in net income of an investment in Schwab will be approximately CDN $248 million.

TD Bank Group will release its second quarter financial results and host an earnings conference call on May 26, 2022. Conference call and audio webcast details will be announced closer to that date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centers around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on January 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Natasha Ferrari, Manager, Corporate and Public Affairs, 416-400-9098, Natasha.ferrari@td.com.